# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BALL Corp, CIK 0000009389
CUSIP: 058498106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 9200 W. 108TH CIRCLE, WESTMINSTER, Colorado (CO), 80021
Date of event which requires filing of this statement: 04/17/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000892712-25-000043
Filed by CIK 0000948669
Persons authorized to receive notices and communications: John V. Skidmore II, 1 Market Street, Suite 1600, San Francisco, California (CA), 94105, 415-778-2631

## Reporting persons
- PARNASSUS INVESTMENTS, LLC (CIK 0000948669): type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 13,783,566; shared voting power 0; sole dispositive power 13,783,566; shared dispositive power 0; aggregate amount beneficially owned 13,783,566 (4.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: BALL Corp
Address of issuer's principal executive offices: 9200 W. 108TH CIRCLE, WESTMINSTER, Colorado (CO), 80021
Comment:
This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed on March 24, 2025 (the "Original Schedule 13D").

Unless otherwise defined or modified below, capitalized terms used in this Amendment No. 1 to Schedule 13D shall have the meaning ascribed to them in the Original Schedule 13D.

All disclosure for items contained in the Original Schedule 13D where no new information is provided for such item in this Amendment No. 1 to Schedule 13D is incorporated herein by this reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 11 and 13 of the cover pages.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7, 8, 9 and 10 of the cover pages.
Transactions in the class effected during the past sixty days: See Annex 1 attached hereto containing a record of transactions in the Company's Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The Common Stock reported herein was acquired by the Reporting Person on behalf of Client Accounts. Therefore, the Client Accounts are the beneficial owners of such Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of April 17, 2025, the Reporting Person has ceased to be the beneficial owner of more than five percent (5%) of the shares of the Company's Common Stock outstanding. The filing of this Amendment constitutes an exit filing for the Reporting Person.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Annex 1 - Transactions in Common Stock of Company During Past Sixty (60) Days

## Signatures
- PARNASSUS INVESTMENTS, LLC: /s/ John V. Skidmore II, John V. Skidmore II, Chief Compliance Officer (04/21/2025)